UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☑     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):   ☐     No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):   ☐     No   ☑

Press Releases

On April 25, 2016, the registrant announced its unaudited financial results for the first quarter ended March 31, 2016. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy, exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the registrant’s reported US dollar results; slowing growth in the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the possibility that the registrant will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires, the possibility that the registrant’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators, and the registrant’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 26, 2016, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the first quarter ended March 31, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Jasmine Zhou
Jasmine Zhou,
Chief Financial Officer

Date: April 26, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding financial results for the first quarter ended March 31, 2016.

Exhibit 99.1

Changyou Reports First Quarter 2016 Unaudited Financial Results

Beijing, China, April 25, 2016– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

•	Total revenues were US$130 million(1), representing a decrease of 38% year-over-year and 20% quarter-over-quarter, in line with the Company’s guidance.

•	Online game revenues were US$103 million, representing a decrease of 45% year-over-year and 19% quarter-over-quarter, in line with the Company’s guidance.

•	Non-GAAP (2) net income attributable to Changyou.com Limited was US$31 million, in line with the Company’s guidance. This compares with US$52 million in the first quarter of 2015 and US$46 million in the fourth quarter of 2015.

•	Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS (3) was US$0.58. This compares with US$0.97 in the first quarter of 2015 and US$0.85 in the fourth quarter of 2015.

Mr. Dewen Chen, Co-CEO, commented “The core value of PC games lies in the enormous user base accumulated over the years of operation. To fully unlock this vast and untapped value, we are recreating the PC game experience on mobile by adapting our two most successful games ‘TLBB’ and ‘Blade Online’ in mobile format. For TLBB 3D, the new expansion pack issued in the first quarter improved the overall playing experience in the game and we will be adding more social functionalities to the game in the upcoming expansion packs. We will continue to execute our mobile game strategy of ‘Top Games, Big IP and Mass Marketing’, allocating our best IP and marketing resources to our finest games. In terms of our pipeline, we have around ten new mobile games up for review in the second quarter, and their launch dates will be subject to final testing results.”

Mr. Qing Wei, Chief Games Development Officer added, “Our Legacy TLBB mobile game builds on the essence of TLBB PC. By creating an environment that supports a huge community with various interactive gameplays and social functions, we hope to re-attract the large group of users that were once loyal to our PC game and achieve a similar scale of success and popularity that we had with our PC game. We are also excited to be working with Tencent in publishing this game.”

Ms. Jasmine Zhou, CFO of Changyou added, “We expect our second quarter results to be on par with the first quarter, and with the planned launches of the new games in the second half of the year, we expect our revenue to pick up in the third and the fourth quarters.”

(1)	For the first quarter of 2016, on yearly basis, the depreciation of RMB against the U.S. dollar impacted our reported financial results. On a constant exchange rate basis, total revenues in the first quarter of 2016 would have been US$8 million higher, down 34% instead of 38% year-over-year.
(2)	Non-GAAP results exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures.”
(3)	Each ADS represents two Class A ordinary shares.

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First Quarter 2016 Operational Results

•	Total average monthly active accounts (4) of the Company’s PC games were 3.0 million, representing a decrease of 39% year-over-year and 17% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of older games.

•	Total average monthly active accounts of the Company’s mobile games were 3.2 million, representing a decrease of 27% year-over-year and 14% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were due to the natural declining life cycles of the Company’s older games, which were partially offset by increases for the Legend of Sword and Fairy.

•	Total quarterly aggregate active paying accounts (5) of the Company’s PC games were 1.1 million, flat year-over-year and representing a decrease of 8% quarter-over-quarter. The launch of Warframe and Steel Ocean during the past year partially offset the year-over-year decline in older games, and the quarter-over-quarter decrease reflected the decline in these games as a natural part of their life cycles.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.8 million, representing a decrease of 11% both year-over-year and quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were due to the natural declining life cycles of the Company’s older games, which were partially offset by increases for the Legend of Sword and Fairy.

First Quarter 2016 Unaudited Financial Results

Revenues

Total revenues were US$130 million, representing a decrease of 38% year-over-year and 20% quarter-over-quarter.

Online game revenues were US$103 million, representing a decrease of 45% year-over-year and 19% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline in revenues of older games, such as TLBB and TLBB 3D, and a decrease in Web game revenue upon the completion of the sale of the 7Road business during the third quarter of 2015. The quarter-over-quarter decrease was mainly due to the natural decline in revenues of TLBB, which is an older game.

Online advertising revenues were US$8 million, representing a decrease of 18% year-over-year and 47% quarter-over-quarter. The year-over-year decrease was mainly due to fewer PC and mobile games being marketed on the 17173 Website. The quarter-over-quarter decrease was mainly due to a seasonal trend in advertising typical of the first quarter.

Internet value-added services (“IVAS”) revenues were flat year-over-year and decreased 14% quarter-over-quarter to US$6 million. The quarter-over-quarter decrease was a result of lower revenues from RaidCall in the first quarter of 2016.

Other revenues, which consist of cinema advertising revenues, were US$14 million, representing an increase of 66% year-over-year and flat quarter-over-quarter. The year-over-year increase reflected the strong growth of China’s movie and cinema industry in general.

(4)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(5)	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

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Gross profit

GAAP and non-GAAP gross profit were both US$88 million, representing a decrease of 39% year-over-year and 26% quarter-over-quarter. GAAP and non-GAAP gross margins were both 68%, compared with 69% in the first quarter of 2015 and 74% in the fourth quarter of 2015.

GAAP and non-GAAP gross profit of the online games business were both US$76 million, representing a decrease of 44% year-over-year and 23% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 75%, compared with 73% in the first quarter of 2015 and 78% in the fourth quarter of 2015. The changes in gross margins were mainly a result of a change in the revenue contribution from mobile games compared with PC games, as mobile games typically require larger revenue-sharing payments to others, which drive down gross margin. The year-over-year increase in gross margin was due to a smaller percentage revenue contribution from mobile games, while the quarter-over-quarter decrease in gross margins was due to a larger percentage revenue contribution from mobile games.

GAAP and non-GAAP gross profit of the online advertising business were both US$6 million, representing a decrease of 8% year-over-year and 54% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 72%, compared with 64% in the first quarter of 2015 and 84% in the fourth quarter of 2015. The year-over-year increase in gross margins was due to a reduction in salary and benefits expense, which reflected a reduction in headcount during the past year. The quarter-over-quarter decrease in gross margins was due to a decrease in online advertising revenues which reflected a seasonal trend in advertising typical of the first quarter.

GAAP and non-GAAP gross profit for the IVAS business were both US$2 million, compared with a gross loss of US$0.2 million in the first quarter of 2015 and a gross profit of US$3 million in the fourth quarter of 2015.

GAAP and non-GAAP gross profit of the other business were both US$4 million, compared with US$2 million in the first quarter of 2015 and US$5 million in the fourth quarter of 2015.

Operating expenses

Total operating expenses were US$54 million, representing a decrease of 41% year-over-year and 32% quarter-over-quarter.

Product development expenses were US$30 million, representing a decrease of 34% year-over-year and 31% quarter-over-quarter. The year-over-year decrease was due to a reduction in salary and benefits expense, which reflected a reduction in headcount during the past year and a reduction in severance payments. The quarter-over-quarter decrease was mainly due to a reduction in salary and benefits expense as a result of a reduction in bonus expense, as well as a decrease in the market price for the Company’s ADSs, which triggered a decrease in share-based compensation.

Sales and marketing expenses were US$12 million, representing a decrease of 43% year-over-year and 19% quarter-over-quarter. The year-over-year decrease was mainly due to a reduction in salary and benefits expense, which reflected a reduction in headcount during the past year, as well as a more targeted marketing approach for mobile games. The quarter-over-quarter decrease was mainly due to fewer games and expansion packs being launched this quarter.

General and administrative expenses were US$11 million, representing a decrease of 53% year-over-year and 44% quarter-over-quarter. The year-over-year decrease was mainly due to a reduction in salary and benefits expense, which reflected a reduction in headcount during the past year and a decrease in the market price for the Company’s ADSs, which triggered a decrease in share-based compensation. The quarter-over-quarter decrease was mainly due to a decrease in the market price for the Company’s ADSs, which triggered a decrease in share-based compensation, and a reduction in bonus expense.

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Operating profit

Operating profit was US$34 million, compared with US$53 million in the first quarter of 2015 and US$40 million in the fourth quarter of 2015.

Non-GAAP operating profit was US$33 million, compared with US$56 million in the first quarter of 2015 and US$48 million in the fourth quarter of 2015.

Other Income

Other income was US$4 million, compared with US$3 million in the first quarter of 2015 and US$1 million in the fourth quarter of 2015.

Income tax expense

The Company’s main operating entity in China is a “High and New Technology Enterprise,” and as a result, the entity is entitled to a preferential corporate income tax rate of 15% for the 2015 and 2016 tax years.

Income tax expense was US$8 million, compared with US$12 million in the first quarter of 2015 and US$8 million in the fourth quarter of 2015.

Net income

Net income was US$33 million, which compares with US$47 million in the first quarter of 2015 and US$38 million in the fourth quarter of 2015.

Non-GAAP net income was US$32 million, which compares with US$51 million in the first quarter of 2015 and US$46 million in the fourth quarter of 2015.

Net income/ (loss) attributable to non-controlling interests

GAAP and non-GAAP net income attributable to non-controlling interests were both US$0.5 million. This compares with both a GAAP and non-GAAP net loss of US$1 million in the first quarter of 2015, and a GAAP and non-GAAP net loss of US$0.2 million and US$0.3 million, respectively, in the fourth quarter of 2015. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap Inc., the developer of the Dolphin Browser.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$32 million, compared with US$48 million in the first quarter of 2015 and US$38 million in the fourth quarter of 2015. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.61. This compares with US$0.91 in the first quarter of 2015 and US$0.73 in the fourth quarter of 2015.

Non-GAAP net income attributable to Changyou.com Limited was US$31 million. This compares with US$52 million in the first quarter of 2015 and US$46 million in the fourth quarter of 2015. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.58. This compares with US$0.97 in the first quarter of 2015 and US$0.85 in the fourth quarter of 2015.

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Liquidity

As of March 31, 2016, Changyou had net cash (6) of US$790 million, compared with US$755 million as of December 31, 2015.

Operating cash flow for the first quarter of 2016 was a net inflow of US$35 million.

Business Outlook

For the second quarter of 2016, Changyou expects:

•	Total revenues to be between US$120 million and US$130 million, including online game revenues of US$95 million to US$105 million;

•	Non-GAAP net income attributable to Changyou.com Limited to be between US$30 million and US$35 million;

•	Non-GAAP fully diluted income attributable to Changyou.com Limited per ADS to be between US$0.56 and US$0.65;

•	Assuming no new grants of share-based awards, share-based compensation expense to be between US$2.3 million and US$2.7 million.

For the second quarter 2016 guidance, the Company has adopted a presumed exchange rate of RMB6.6 = US$1.00, as compared with the actual exchange rate of approximately RMB6.12 = US$1.00 for the second quarter 2015, and RMB 6.53=US$ 1.00 for the first quarter 2016.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

(6)	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, current and non-current restricted time deposits, and non-current time deposits, minus short-term bank loans.

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The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 26, 2016, and other filings with the Securities and Exchange Commission.

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Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, April 25, 2016 (7 p.m. Beijing/Hong Kong, April 25, 2016).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
China Mainland:	+86-400-1200-539
International:	+1-631-514-2526
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on April 25, 2016 through May 1, 2016. The dial-in details for the telephone replay are:

International:	+1- 866-846-0868
Passcode:	1700187

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
Revenues:
Online game	$102,529	$127,001	$184,994
Online advertising	7,885	14,798	9,636
IVAS	5,862	6,796	5,919
Others	13,564	13,315	8,148

Total revenues	129,840	161,910	208,697

Cost of revenues:
Online game (includes share-based compensation expense of $(7), $47 and $44 respectively)	26,133	28,266	49,486
Online advertising (includes share-based compensation expense of $0, $0 and $0 respectively)	2,174	2,315	3,446
IVAS (includes share-based compensation expense of $0, $(2) and $0 respectively)	3,959	3,963	6,125
Others	9,584	8,203	6,554

Total cost of revenues	41,850	42,747	65,611

Gross profit	87,990	119,163	143,086

Operating expenses:
Product development (includes share-based compensation expense of $(540), $2,867 and $1,035 respectively)	30,057	43,841	45,255
Sales and marketing (includes share-based compensation expense of $(103), $487 and $(18) respectively)	12,453	15,456	21,889
General and administrative (includes share-based compensation expense of $(624), $4,095 and $2,843 respectively)	11,023	19,791	23,397

Total operating expenses	53,533	79,088	90,541

Operating profit	34,457	40,075	52,545
Interest income	2,840	4,432	3,638
Foreign currency exchange (loss) / gain	(607)	963	(184)
Other income	3,847	1,064	3,438

Income before income tax expense	40,537	46,534	59,437
Income tax expense	(7,734)	(8,317)	(12,445)

Net income	32,803	38,217	46,992
Less: Net income/ (loss) attributable to non-controlling interests	513	(248)	(1,296)

Net income attributable to Changyou.com Limited	$32,290	$38,465	$48,288

Basic net income per ADS attributable to Changyou.com Limited	$0.62	$0.74	$0.92

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,241	52,164	52,738

Diluted net income per ADS attributable to Changyou.com Limited	$0.61	$0.73	$0.91

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	52,876	52,846	53,025

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2016	As of Dec. 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$551,900	$569,917
Accounts receivable, net	53,358	67,959
Short-term investments	101,004	174,515
Restricted time deposits	—	227,285
Deferred tax assets	4,690	4,673
Prepaid and other current assets	300,250	227,719

Total current assets	1,011,202	1,272,068

Non-current assets:
Fixed assets, net	212,151	214,306
Goodwill	111,169	111,082
Intangible assets, net	22,694	25,139
Restricted time deposits	—	127,454
Deferred tax assets	9,740	12,729
Time deposits	137,506	—
Other assets, net	8,241	16,728

Total non-current assets	501,501	507,438

TOTAL ASSETS	$1,512,703	$1,779,506

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$46,908	$42,166
Accounts payable and accrued liabilities	329,034	275,926
Short-term bank loans	—	344,500
Tax payables	15,243	27,423
Deferred tax liabilities	25,518	24,884

Total current liabilities	416,703	714,899

Long-term liabilities:
Long-term deferred tax liabilities	3,646	3,616
Long-term accounts payable	641	1,004
Other long-term liabilities	741	738

Total long-term liabilities	5,028	5,358

Total liabilities	421,731	720,257
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	1,060,906	1,029,479
Non-controlling interests	30,066	29,770

Total shareholders’ equity	1,090,972	1,059,249

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,512,703	$1,779,506

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE

NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$76,396	(7)	76,389
Online advertising gross profit	5,711	0	5,711
IVAS gross profit	1,903	0	1,903
Other gross profit	3,980	0	3,980

Gross profit	$87,990	(7)	87,983

Gross margin	68%		68%

Operating profit	$34,457	(1,274)	33,183

Operating margin	27%		26%

Net income	$32,803	(1,274)	31,529

Net income attributable to Changyou.com Limited	$32,290	(1,283)	31,007

Net margin attributable to Changyou.com Limited	25%		24%

Diluted net income attributable to Changyou.com Limited per ADS	$0.61		0.58

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,876		53,870

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuation in the market price for the Company’s ADS, as certain share-based compensation expense needs to be re-measured based on the fair value of each period end until the grant date is established.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE

NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$98,735	47	98,782
Online advertising gross profit	12,483	0	12,483
IVAS gross profit	2,833	(2)	2,831
Other gross profit	5,112	0	5,112

Gross profit	$119,163	45	119,208

Gross margin	74%		74%

Operating profit	$40,075	7,494	47,569

Operating margin	25%		29%

Net income	$38,217	7,494	45,711

Net income attributable to Changyou.com Limited	$38,465	7,537	46,002

Net margin attributable to Changyou.com Limited	24%		28%

Diluted net income attributable to Changyou.com Limited per ADS	$0.73		0.85

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,846		53,928

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE

NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$135,508	44	135,552
Online advertising gross profit	6,190	0	6,190
IVAS gross loss	(206)	0	(206)
Other gross profit	1,594	0	1,594

Gross profit	$143,086	44	143,130

Gross margin	69%		69%

Operating profit	$52,545	3,904	56,449

Operating margin	25%		27%

Net income	$46,992	3,904	50,896

Net income attributable to Changyou.com Limited	$48,288	3,885	52,173

Net margin attributable to Changyou.com Limited	23%		25%

Diluted net income attributable to Changyou.com Limited per ADS	$0.91		0.97

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,025		54,046

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

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